Exhibit 99.3

China SXT Pharmaceuticals, Inc. Announces Successful Closing of $4.1 Million Follow-on Underwritten Offering of Ordinary Shares and Pre-Funded Warrants With Simultaneous Exercise of the Over-Allotment

TAIZHOU, China, Jan. 20, 2022 (GLOBE NEWSWIRE) -- China SXT Pharmaceuticals, Inc. (“SXTC” or the “Company”), (NASDAQ: SXTC), a specialty pharmaceutical company focusing on the research, development, manufacturing, marketing, and sales of Traditional Chinese Medicine Pieces (“TCMPs”), including Advanced TCMPs (Directly-Oral TCMP and After-Soaking-Oral TCMP), fine TCMPs, regular TCMPs, and TCM Homologous Supplements (“TCMHS”), today announced the closing of an underwritten public offering (the “Offering”) of its ordinary shares and prefunded warrants to purchase ordinary shares, and the simultaneous closing of the overallotment option, with gross proceeds to the Company to be approximately $4.1 million, assuming the pre-funded warrants will be fully exercised and before deducting underwriting discounts and commissions and other estimated expenses payable by the Company. The Offering equates to 22,777,774 of the Company’s ordinary shares. The ordinary shares are offered at a price of $0.18 per share and the pre-funded warrants are offered at the same price per share as the ordinary shares, less the $0.01 per share exercise price of each pre-funded warrant. The Company intends to use the net proceeds from this Offering for general corporate purposes, including, but not limited to, working capital and other business opportunities.

Aegis Capital Corp. acted as the sole book-running manager for the Offering.

This Offering is being made pursuant to an effective shelf registration statement on Form F-3 (No. 333-252664) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on February 10, 2021. A final prospectus supplement relating to, and describing the terms of, the Offering has been filed with the SEC and is available on the SEC’s website at www.sec.gov. Electronic copies of the preliminary prospectus supplement and the accompanying prospectus may be obtained, when available, by contacting Aegis Capital Corp., Attention: Syndicate Department, 810 7th Avenue, 18th floor, New York, NY 10019, by email at syndicate@aegiscap.com, or by telephone at (212) 813-1010. Before investing in this Offering, interested parties should read in their entirety the prospectus supplement and the accompanying prospectus and the other documents that the Company has filed with the SEC that are incorporated by reference in such prospectus supplement and the accompanying prospectus, which provide more information about the Company and such Offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About China SXT Pharmaceuticals, Inc.

Founded in 2005 and headquartered in Taizhou City, Jiangsu Province, China, China SXT Pharmaceuticals, Inc. is an innovative pharmaceutical company focusing on the research, development, manufacture, marketing and sales of traditional Chinese medicine pieces, which is a type of Traditional Chinese Medicine that has been processed to be ready for use. For more information, please visit www.sxtchina.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding the closing of the proposed private placement are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; the growth of the pharmaceutical market, particularly the Traditional Chinese Medicine Pieces (“TCMPs”) market, in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward – looking statements to reflect events or circumstances that arise after the date hereof.

CONTACT:

Name: Feng Zhou

Email: fzhou@sxtchina.com